November 24, 2009

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Jeffrey Gordon, Division of Corporation Finance

         Re:    Great Wall Builders Ltd., Item 4.02 Form 8K/A Filed: November 19, 2009
                   File No: 333-153182

Dear Mr. Gordon,

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the SEC) with respect to the above-referenced filing on Form 8-KA, Item 4.02 for Great Wall Builders Ltd., in your letter dated November 19,2009, (the "Comment Letter") addressed to Tian Jia, our Chief Executive Officer and Chief Financial Officer.

We are writing to respond to the comments and, where appropriate. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter.

1. With respect to the disagreement with the former accountants, please amend the Form 8-K to provide all the information required by Item 304(a) (1)(iv) of Regulation S-K. Specifically, please
Enhance your disclosure to provide additional information regarding what the disagreement was about. Also, disclose whether you authorized your former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of the disagreement.

 Ans: A filed 8-K/A2 on November 19, 2009 has included our responses to this specific question.

2.
To the extent that you make changes to the Form8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Ans: A filed 8-K/A2 on November 24, 2009 has included an updated Exhibit 16.1 Letter from our former accountant, De Joya Griffith, LLC.

The Company also acknowledged the followings:

1.	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
3.	the company may not assert staff comments as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

/s/ Tian Jia
Chief Executive Officer &
Chief Financial Officer